CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED
2009 APR 14 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

SUPPL
08202636

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

09045861

dlw
4/14

Suite 800 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 108 – 4664 Lougheed Highway, Burnaby, B.C. V5C 5T5
Tel.: (604) 759-0876 / Fax.: (604) 759-0870

12(g) No. 82-2636
Symbol CRN-T

Court Approves Calling of Meeting of Creditors to Approve Plan of Arrangement and Compromise

April 9, 2009 – Vancouver, British Columbia – Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") reports that on April 7, 2009 the British Columbia Supreme Court issued an order (the "**Order**") providing the Company with an additional period of protection under the *Companies' Creditors Arrangement Act* (the "**CCAA**"). Pursuant to the Order, the period of protection under the CCAA, which was first granted pursuant to an initial order of the Court made on October 14, 2008, and amended by further orders dated October 28, 2008, November 7, 2008, November 21, 2009, January 21, 2009 and February 6, 2009, has now been further extended until May 30, 2009. During this extended period, creditors and other third parties continue to be stayed from terminating agreements with Cross Lake or otherwise taking steps against Cross Lake. The Court has appointed PricewaterhouseCoopers Inc. as the Monitor of the Company's affairs.

The purpose of the extension is to allow Cross Lake to complete a proposed plan of compromise and arrangement with its creditors under the CCAA and the *Business Corporations Act* (British Columbia) (the "**Plan**"). The Order approved the form of the Plan and approved the procedure for the creditors of Cross Lake to submit any proof of claim which they have against the Company. The claims procedure will be administered by the Monitor.

The Court directed that the Monitor, no later than April 9, 2009, send to each creditor of the Company, copies of a proof of claim form, the Order, the Plan and the Monitor's third report to the Court, which was filed with the Court by the Monitor on April 1, 2009 (collectively, the "**Meeting Materials**"). Copies of the Meeting Materials are available on the Monitor's website at www.pwc.com/car-crosslake. The Court also directed that the Monitor publish a notice in the Vancouver Sun on or before April 9, 2009, inviting any interested party to file a proof of claim with the Monitor. Creditors of the Company have until 9:00 a.m. on May 7, 2009 to deliver a completed proof of claim to the Monitor, after which time all claims against the Company will be barred.

The Order also directed Cross Lake to hold a meeting of its creditors (the "**Creditors' Meeting**") to consider and vote on the Plan. The Creditors' Meeting will be held at the office of the Monitor at the Granville Square Room, 200 Granville Street, Vancouver, British Columbia at 11:00 a.m. on May 7, 2009. The Order provides for the conduct of the Creditors' Meeting, including the voting procedure, in accordance with the Plan. A representative of the Monitor will chair the Creditors' Meeting, and provide for the supervision and tabulation of the attendance, quorum and votes to be conducted at the Creditors' Meeting. The Monitor will report to the Court on the

results of the Creditors' Meeting and, if the Plan is approved by the requisite majority of creditors, Cross Lake will apply to the Court for a final order sanctioning the Plan and setting a final hearing date. It is anticipated that the final approval application will be held on May 15, 2009 at 9:00 a.m. before Mr. Justice Burnyeat.

The Plan, if approved at the Creditors' Meeting and by the Court at the final hearing, provides for the completion of the following transactions:

1. Cross Lake's interest in the Porcher Island joint venture, together with all related obligations and liabilities, will be transferred to a newly incorporated wholly-owned subsidiary for shares and a 2% net profits royalty on the Porcher Island property; and

2. Cross Lake's interest in the QR Mine and Mill, and all related equipment, term deposits and environmental obligations and liabilities, will be transferred to a second newly incorporated wholly-owned subsidiary for shares and a 2% net profits royalty on the QR Mine and Mill; and

3. Cross Lake's other residual assets, other than the net profits royalties referred to above, will be transferred for shares to a third newly incorporated wholly-owned subsidiary of Cross Lake.

The debtor-in-possession loan facility (the "**DIP Facility**") which was advanced by the Company's largest secured creditor, Procon Mining and Tunnelling Ltd. ("**Procon**"), now totals $5.5 million, of which $5 million has been advanced to date. In connection with the Plan, Cross Lake has entered into an investment agreement with Procon, pursuant to which Cross Lake agreed to complete the Plan and Procon has agreed to invest an additional $1.65 million in the Company to be secured by a non-interest bearing, convertible promissory note ("**Note**"). Of this additional investment, it is anticipated that 75% will be available for distribution to the Company's unsecured creditors in accordance with the Plan, and 25% will be held back and applied to anticipated costs associated with the restructuring process. The Note is convertible into non-voting shares in accordance with the Plan, such that, immediately after the conversion of the Note, Procon will hold 45% of the common shares of Cross Lake, 100% of the Company's non-voting shares and 99.99% of the shares of all classes.

As a necessary step to facilitate completion of the Plan, Cross Lake will voluntarily assign itself into bankruptcy, and, immediately thereafter, file a proposal under the *Bankruptcy and Insolvency Act*, pursuant to which all of the Company's debts and liabilities will be settled and extinguished, other than amounts owing to Procon under the DIP Facility and the secured debt previously owed to Quest Capital which has been acquired by Procon. Upon approval of the proposal, the bankruptcy will be annulled. The common shares of Cross Lake will be delisted from the Toronto Stock Exchange.

Pursuant to the Plan, unsecured creditors of Cross Lake will receive $1,000 or a maximum of their owed balance, whichever is lower, plus approximately 9% recovery on the remaining owed balance over $1,000. As a result, approximately 35% of the Company's unsecured creditors will be paid in full and, in addition, all post-CCAA filing creditors will be paid in full.

The Plan does not allow for any payment to the Company's shareholders, given the amount of existing indebtedness of the Company.

Corporate Update

Operations at the Company's QR Mine have ceased and the final pour of residual material was made on March 4, 2009. The QR Mine and Mill operations are now in temporary shut-down.

The Company will continue to run the water treatment plant at the site for a period of time to treat the water in the tailings pond. The estimated cost of the water treatment program is $300,000 per month, and it will require approximately three months, from the commencement date of February 25, 2009, to treat the water such that a temporary care and maintenance program can begin.

Forty-five employees of the Company have been terminated since October 14, 2008, the date of the initial Court order, and the Company's remaining five employees will be terminated in advance of the completion of the Plan. Cross Lake anticipates hiring employees on a contract basis to complete the water treatment and temporary care and maintenance programs.

The completion of the Plan allows for the transfer of the QR Mine and Mill assets to a separate entity with a clean balance sheet, and for the ongoing care and maintenance activities of the tailings pond to be properly administered.

Additional information filed by the Company or the Monitor appointed by the Court related to the filing, will be available on the Monitor's website at www.pwc.com/car-crosslake.

For further information, please contact:

Cross Lake Minerals Ltd.
Alan Boon, President and CEO
(604) 759-0876 or visit our website at www.crosslakeminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.